UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 27 July, 2011

ASX & MEDIA RELEASE
27 JULY, 2011

MARSHALL EDWARDS ANNOUNCES PUBLICATION OF PRE-CLINICAL STUDY SHOWING ACTIVITY IN CHEMOTHERAPY-RESISTANT OVARIAN CANCER STEM CELLS

Novogen Limited’s subsidiary, Marshall Edwards, Inc., (NASDAQ: MSHL) has made the following announcement.

San Diego – 27 July, 2011– Marshall Edwards, Inc.(Nasdaq: MSHL), an oncology company focused on the clinical development of novel therapeutics targeting cancer metabolism, announced the publication of results from a pre-clinical study of NV-128 showing activity in chemotherapy-resistant ovarian cancer stem cells.  NV-128 is the prodrug of the Company’s investigational compound and lead mitochondrial inhibitor drug candidate, NV-344.  The publication, entitled “Targeting the mitochondria activates two independent cell death pathways in the ovarian cancer stem cells,” is available on the Molecular Cancer Therapeutics website and scheduled to print in the August issue of the journal.  An abstract can be found at www.marshalledwardsinc.com/our-programs/scientific-publications.

“A major obstacle in the successful treatment of ovarian cancer is disease recurrence due in part to the outgrowth of chemotherapy-resistant ovarian cancer stem cells,” said senior author Gil Mor, MD, Department of Obstetrics, Gynecology, and Reproductive Sciences, Yale University School of Medicine.  “This study shows that NV-128 can specifically target the mitochondria in patient-derived ovarian cancer stem cells to induce cell death in an otherwise chemo-resistant cell population.  We believe these encouraging data provide sufficient proof of concept to warrant further study in ovarian cancer patients.”

Previous studies conducted at Yale University showed that NV-128 is able to inhibit tumour growth in an ovarian cancer animal model without inducing significant toxicity, suggesting a sufficient therapeutic window that may allow compounds of this class to be safely administered to patients.  Once administered, NV-128 is demethylated in vivo to NV-344, its active metabolite, which has been shown to be significantly more potent than NV-128 in pre-clinical research studies.  Marshall Edwards plans to complete the required pre-clinical studies of
NV-344 to submit an Investigational New Drug (IND) application to the US Food and Drug Administration (FDA) by the first quarter of 2012.

“This study exemplifies the importance of our ongoing collaboration with Dr. Mor and his associates at Yale University as well as our continuing commitment to enhancing our pipeline of novel drug candidates,” said Daniel P Gold, PhD, President and Chief Executive Officer of Marshall Edwards.  “We are excited about the progress we are making with both of our lead candidates, NV-143 and NV-344, and look forward to reporting on their clinical development in the months ahead.”

About Marshall Edwards

Marshall Edwards, Inc. (Nasdaq: MSHL) is a San Diego-based oncology company focused on the clinical development of novel anti-cancer therapeutics.  The Company’s lead programs focus on two families of small molecules that result in the inhibition of tumour cell metabolism. The first and most advanced is a NADH oxidase inhibitor program that includes lead drug candidate NV-143.  The second is a mitochondrial inhibitor program that includes lead candidate NV-344.  The Company expects to initiate a Phase I clinical trial of intravenous
NV-143 in September 2011,followed by randomised Phase II trials in combination with chemotherapy.  For more information, please visitwww.marshalledwardsinc.com.

About Novogen Limited

Novogen Limited (ASX: NRT  Nasdaq: NVGN) is an Australian biotechnology company based in Sydney, Australia.  Novogen conducts research and development on oncology therapeutics through its subsidiary, Marshall Edwards, Inc., and is developing glucan technology through its subsidiary, Glycotex, Inc.  More information on the Novogen group of companies can be found at www.novogen.com.